Filed Pursuant to Rule 253(g)(2)

File No. 024-10997

Supplement No. 2 to Offering Circular dated May 27, 2020

Manufactured Housing Properties Inc.

136 Main Street

Pineville, NC 28134

(980) 273-1702; www.mhproperties.com

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Offering Circular of Manufactured Housing Properties Inc. (the “Company”), dated May 27, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,000,000 shares of Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”) at an offering price of $10.00 per share, for a maximum offering amount of $10,000,000. In addition, the Company is offering bonus shares to early investors in this offering. The first 400 investors will receive, in addition to Series B Preferred Stock, 100 shares of Common Stock, regardless of the amount invested, for a total of 40,000 shares of Common Stock. This Supplement should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2020 (the “Prior Supplement”) and is qualified by reference to the Offering Circular and the Prior Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplement, and may not be delivered without the Offering Circular and the Prior Supplement.

On November 29, 2019, the Company completed an initial closing of the offering, pursuant to which the Company sold an aggregate of 335,512 shares of Series B Preferred Stock to 103 investors for total gross proceeds of $3,355,120. After deducting the placement fee, the Company received net proceeds of approximately $3,120,262. The Company also issued 10,300 shares of Common Stock to these early investors.

On December 31, 2019, the Company completed an additional closing of the offering, pursuant to which the Company sold an aggregate of 74,210 shares of Series B Preferred Stock to 54 investors for total gross proceeds of $742,100. After deducting the placement fee, the Company received net proceeds of approximately $690,153. The Company also issued 5,100 shares of Common Stock to additional investors.

On January 29, 2020, the Company completed an additional closing of the offering, pursuant to which the Company sold an aggregate of 52,500 shares of Series B Preferred Stock to 21 investors for total gross proceeds of $525,000. After deducting the placement fee, the Company received net proceeds of approximately $488,250. The Company also issued 2,100 shares of Common Stock to additional early investors.

On January 31, 2020, the Company completed an additional closing of the offering, pursuant to which the Company sold an aggregate of 11,000 shares of Series B Preferred Stock to 4 investors for total gross proceeds of $110,000. After deducting the placement fee, the Company received net proceeds of approximately $102,300. The Company also issued 400 shares of Common Stock to additional early investors.

On February 28, 2020, the Company completed an additional closing of the offering, pursuant to which the Company sold an aggregate of 19,595 shares of Series B Preferred Stock to 21 investors for total gross proceeds of $195,950. After deducting the placement fee, the Company received net proceeds of approximately $182,234. The Company also issued 2,100 shares of Common Stock to additional early investors.

On March 30, 2020, the Company completed an additional closing of the offering, pursuant to which the Company sold an aggregate of 32,140 shares of Series B Preferred Stock to 14 investors for total gross proceeds of $321,400. After deducting the placement fee, the Company received net proceeds of approximately $298,902. The Company also issued 1,400 shares of Common Stock to additional early investors.

On June 2, 2020, the Company completed an additional closing of the offering, pursuant to which the Company sold an aggregate of 16,160 shares of Series B Preferred Stock to 8 investors for total gross proceeds of $161,600. After deducting the placement fee, the Company received net proceeds of approximately $150,288. The Company also issued 800 shares of Common Stock to additional early investors.

This Supplement includes the attached Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2020. The exhibits to such Form 8-K are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is June 5, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2020 (March 12, 2020)

Manufactured Housing Properties Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-51229	51-0482104
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

136 Main Street, Pineville, North Carolina	28134
(Address of principal executive offices)	(Zip Code)

(980) 273-1702
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act: None

EXPLANATORY NOTE

As previously disclosed MHP Pursuits LLC, a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation (the “Company”), entered into a purchase and sale agreement (the “Purchase Agreement”) with J & A Real Estate, LLC (“J&A”) on January 7, 2020 for the purchase of a manufactured housing community known as Countryside Estates Mobile Home Park (the “Property”), which is located in Lancaster, South Carolina and totals 110 sites, for a total purchase price of $3.7 million. As previously reported, closing of the Purchase Agreement was completed on March 12, 2020 and the Company’s newly formed wholly owned subsidiary Countryside MHP LLC purchased the Property.

This Current Report on Form 8-K/A amends the original Form 8-K that the Company filed on March 27, 2020 to include J&A’s statement of revenues and certain expenses for the year ended December 31, 2019 and the unaudited pro forma combined financial information related to the acquisition required by Items 9.01(a) and 9.01(b) of Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The statement of revenues and certain expenses for J&A for the year ended December 31, 2019 and the accompanying notes thereto is filed as Exhibit 99.1 attached hereto and is incorporated by reference herein.

(b) Pro forma financial information

The unaudited pro forma combined financial statements giving effect to the acquisition is filed as Exhibit 99.2 attached hereto and is incorporated herein by reference.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Purchase and Sale Agreement, dated January 7, 2020, between MHP Pursuits LLC and J & A Real Estate, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 13, 2020)
10.2	Promissory Note issued by Countryside MHP LLC to J & A Real Estate, LLC on March 12, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 27, 2020)
10.3	Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing, dated March 12, 2020, between Countryside MHP LLC and J & A Real Estate, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on March 27, 2020)
99.1	Statement of Revenues and Certain Expenses
99.2	Unaudited Pro Forma Combined Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2020	MANUFACTURED HOUSING PROPERTIES INC.

	By:	/s/ Raymond M. Gee
Raymond M. Gee
Chief Executive Officer

2

Exhibit 99.1

J & A REAL ESTATE, LLC

STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2019

INDEPENDENT AUDITOR’S REPORT

To the Members of:

J & A Real Estates, LLC

We have audited the accompanying statement of revenue and certain expenses of J & A Real Estate, LLC (the “Company”) for the year ended December 31, 2019 and the related notes to the statement of revenue and certain expenses.

Management’s responsibility for Statement of Revenue and Certain Expenses

Management is responsible for the preparation and fair presentation of the statement of revenue and certain expenses in conformity with U.S. generally accepted accounting principles. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenue and certain expenses that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statement of revenue and certain expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenue and certain expenses. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the statement of revenue and certain expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain expenses.

We believe that our audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of revenue and certain expenses referred to above presents fairly, in all material respects, the statement of revenue and certain expenses described on Note 1 of the Company’s statement of revenue and certain expenses for the year ended December 31, 2019 in conformity with generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 1 to the statement of revenue and certain expenses, which describes that the accompanying statement of revenue and certain expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Company’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.

Certified Public Accountants

Boynton Beach, Florida

June 2, 2020

J & A REAL ESTATE, LLC

STATEMENT OF REVENUES AND CERTAIN EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2019

For the Year Ended December 31, 2019

REVENUE:
Rental and Related Income	485,445
Total Revenues	485,445

CERTAIN EXPENSES:
Repairs and Maintenance	40,199
Insurance	1,973
Utilities	4,116
Real Estate Taxes	29,018
Salaries and Wages	57,622
Bad Debt	18,317
Total Certain Expenses	151,245

REVENUE IN EXCESS OF CERTAIN EXPENSES	$334,200

See accompanying notes to statement of revenue and certain expenses

J & A REAL ESTATE, LLC

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

 FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization and Basis of Presentation

J & A REAL ESTATE, LLC (the “Company”) was formed as a limited liability company under the laws of the State of South Carolina.

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended, and accordingly, is not representative of the actual results of operations of the properties for the periods presented, due to the exclusion of the following revenues and expenses which may not be comparable to the proposed future operations:

●	Depreciation and amortization

●	Interest income and expense

Except as noted above, management is not aware of any material factors relating to the properties that would cause the reported financial information not to be indicative of future operating results. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for the fair presentation of this statement of revenues and certain expenses have been included.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(D) Operating Expenses

Operating expenses represent the direct expenses of operating the properties and consist primarily of real estate taxes, payroll, repairs and maintenance, utilities, insurance and other operating expenses that are expected to continue in the proposed future operations of the properties.

(E) Revenue Recognition

The Company follows Topic 606 of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification for revenue recognition and Accounting Standards Update (“ASU”) 2014-09. On January 1, 2019, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Results for reporting periods beginning after January 1, 2019 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. There was no impact to revenues as a result of applying ASU 2014-09 for the year ended December 31, 2019, and there have not been any significant changes to the Company’s business processes, systems, or internal controls as a result of implementing the standard. The Company recognizes rental income revenues on a monthly basis based on the terms of the lease agreement which are for either the land or a combination of both, the mobile home and land. Home sales revenues are recognized upon the sale of a home with an executed sales agreement. The Company has deferred revenues from home lease purchase options and records those option fees as deferred revenues and then records them as revenues when (1) the lease purchase option term is completed and title has been transferred, or (2) the leaseholder defaults on the lease terms resulting in a termination of the agreement which allows us to keep any payments as liquidated damages.

(F) Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires that entities use a new forward looking “expected loss” model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2020. The Company is currently evaluating the potential impact this standard may have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company has evaluated the potential impact this standard may have on the financial statements and determined that it has no impact on the financial statements.

In June 2018, the FASB issued ASU 2018-07 “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU relates to the accounting for non-employee share-based payments. The amendment in this Update expands the scope of Topic 718 to include all share-based payment transactions in which a grantor acquired goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU excludes share-based payment awards that relate to (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, “Revenue from Contracts from Customers.” The share-based payments are to be measured at grant-date fair value of the equity instruments that the entity is obligated to issue when the good or service has been delivered or rendered and all other conditions necessary to earn the right to benefit from the equity instruments have been satisfied. This standard will be effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of Topic 606. The Company is currently reviewing the provisions of this ASU to determine if there will be any impact on its results of operations, cash flows or financial condition.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise that may harm its business. The Company is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

NOTE 3 – CONCENTRATION OF RISK

The Company’s manufactured housing community is located in South Carolina. These concentrations of assets are subject to the risks of real property ownership and local and national economic growth trends.

NOTE 4 – SUBSEQUENT EVENTS

On January 7, 2020, the Company entered into a purchase and sale agreement (the “Purchase Agreement”) with MHP Pursuits LLC, pursuant to which MHP Pursuits LLC agreed to purchase all of the assets of the Company for $3.7 million comprised of $1.1 million in home buildings and $2.6 million in land and land improvements.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency. Most states and cities, including where the Company’s property is located, have reacted by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it. The rules and restrictions put in place have had a negative impact on the economy and business activity and may adversely impact the ability of the Company’s tenants, many of whom may be restricted in their ability to work, to pay their rent as and when due. The impact of the pandemic on the Company’s business cannot be reasonably estimated at this time but may materially affect its business.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 2, 2020, the date the financial statements were issued.

Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements have been prepared in accordance with US GAAP and S-X Article 11 to provide pro forma information with regards to certain real estate acquisitions and financing transactions, as applicable.

On January 7, 2020, MHP Pursuits LLC, a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation (the “Company”), entered into a purchase and sale agreement (the “Purchase Agreement”) with J & A Real Estate, LLC (“J&A”) for the purchase of a manufactured housing community known as Countryside Estates Mobile Home Park, which is located in Lancaster, South Carolina and totals 110 sites, for a total purchase price of $3.7 million, of which approximately $2.6 million will be attributed to the value of land and land improvements, and $1.1 million will be attributed to the mobile homes. Closing of the Purchase Agreement was completed on March 12, 2020 and the Company’s newly formed wholly owned subsidiary, Countryside MHP LLC, purchased the assets. The transaction will be accounted for as an asset acquisition.

The accompanying unaudited pro forma combined statements of operations of the Company are presented for the year ended December 31, 2019 and include pro forma adjustments to illustrate the estimated effect of the Company’s acquisition described above.

This unaudited pro forma combined financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results as if the transactions reflected herein had occurred on the date or been in effect during the period indicated. This pro forma combined financial information should not be viewed as indicative of the Company’s financial results in the future and should be read in conjunction with the Company’s financial statements.

MANUFACTURED HOUSING PROPERTIES INC.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

	Historical	Acquisition	Adjustment		Pro Forma
Revenue
Rental and related income	$2,968,472	$485,445			$3,453,917
Management fees, related party	48,319	-			48,319
Home sales	4,900	-			4,900
Total revenues	3,021,691	485,445			3,507,136

Community operating expenses
Repair and maintenance	234,770	40,199			274,969
Real estate taxes	142,187	29,018			171,205
Utilities	212,719	4,116			216,835
Insurance	83,975	-			83,975
General and administrative expense	476,137	77,912			554,049
Total community operating expenses	1,149,788	111,046			1,260,834
Corporate payroll and overhead	1,253,383	-			1,253,383
Depreciation and amortization expense	786,179	-	174,621	(a)	960,800
Interest expense	1,312,469	-	165,000	(b)	1,477,469
Refinancing costs	552,272	-			552,272
Total expenses	5,054,091	151,245			5,544,957
Net income (loss) before provision for income taxes	(2,032,400)	334,200			(2,037,821)
Provision for income taxes	6,347	-			6,347
Net income (loss) attributable to the Company	(2,038,747)	334,200			(2,044,168)
Total preferred stock dividends	360,937	-			360,937
Net income (loss) attributable to common shareholders	$(2,399,684)	$334,200			$(2,405,105)

Weighted average loss per share - basic and fully diluted					$(0.19)
Weighted averages shares - basic and fully diluted					12,624,171

(a)	Adjustment to recognize depreciation expense on the investment property and amortization expense on the acquisition costs.

(b)	Adjustment to recognize the interest expense on the outstanding debt issued for the purchase of investment property.